SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TANISYS TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

875927204

(CUSIP Number)

John R. Bennett

Tanisys Technology, Inc.

12201 Technology Blvd., Suite 125

Austin, Texas  78727

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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SCHEDULE 13D

CUSIP No.: 875927204

1
Name of Reporting Person John R. Bennett
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
7	Sole Voting Power 135,575
8	Shared Voting Power 0
9	Sole Dispositive Power 135,575
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 135,575
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) .0056
14	Type of Reporting Person IN

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STATEMENT ON SCHEDULE 13D

Item 1.

Security and Issuer

This Amendment No. 7 to statement on Schedule 13D relates to the common stock, no par value (the “Shares”) of Tanisys Technology, Inc., a Wyoming corporation (the “Issuer”), whose principal executive offices are located at 12201 Technology Blvd., Suite 125, Austin, Texas 78727, and amends the original filing by the filing person on Schedule 13D dated August 13, 2001, as such filing may have been amended or supplemented prior to the date of this filing.

Item 2.

Identity and Background

(a)

The name of the Reporting Person is John R. Bennett.

(b)

The business address of the Reporting Person is 12201 Technology Blvd., Suite 125, Austin, Texas 78727.

(c)

The present principal occupation or employment of the Reporting Person is Vice President of Sales and Marketing of the Issuer, the address of which is set forth above.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Person acquired beneficial ownership of 1,500,030 of the Shares by acquiring 45,000 shares of the Issuer's Series A Preferred Stock ("Series A Stock") on August 13, 2001 in connection with the Issuer's private placement on that date of an aggregate of 2,575,000 shares of its Series A Stock for a purchase price of $1.00 per share of Series A Stock (the “Financing”).  Each share of Series A Stock is convertible into 33.334 Shares.

On October 30, 2001, the Reporting Person acquired beneficial ownership of an additional 17,922 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the Issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended September 30, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On January 30, 2002, the Reporting Person acquired beneficial ownership of an additional 25,210 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended December 31, 2001, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On April 30, 2002, the Reporting Person acquired beneficial ownership of an additional 3,260 shares of Series A Stock which were issued by the Issuer in satisfaction of certain dividend requirements  pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On July 31, 2002, the Reporting Person acquired beneficial ownership of an additional 31,314  shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended June 30, 2002, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On October 31, 2002 the Reporting Person acquired beneficial ownership of an additional 4,640 shares of Series A Stock which were issued by the Issuer in satisfaction of certain dividend requirements pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On January 30, 2003, the Reporting Person acquired beneficial ownership of an additional 41,585 shares of Series A Stock, a portion of which were issued by the Issuer in satisfaction of certain dividend requirements, and the balance of which were issued by the issuer as a result of the Issuer’s failure to meet certain financial targets during the quarter ended December 31, 2002, all pursuant to the terms of the Series A Preferred Stock Purchase Agreement dated as of August 13, 2001 among the Issuer and the purchasers named therein.

On February 21, 2003, the Reporting Person disposed of 168,931 shares of Series A Preferred Stock through the sale of same shares to ATE Worldwide, LLC.

Item 4.

Purpose of the Transaction

The Reporting Person holds the Shares as reported herein for the purpose of investment.  Except as described herein and in the immediately preceding paragraph, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board other than the resignation of the three directors appointed by New Century Equity Holdings Corp.;

(e)

any material change in the present capitalization or dividend policy of  the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)

any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As set forth herein, the Reporting Person beneficially owns 135,575 Shares, which represent .0056% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date.

            (b)   As set forth herein, the Reporting Person has sole voting and dispositive power over the 135,575 Shares that he beneficially owns.  The Reporting Person does not share voting or dispositive power over any Shares.

(c)

The Reporting Person acquired beneficial ownership of 597,412 of the Shares described herein on October 30, 2001 as described herein.

(d)

The Reporting Person acquired beneficial ownership of 840,350 of the Shares described herein on January 30, 2002 as described herein.

(e)

The Reporting Person acquired beneficial ownership of 108,669 of the Shares described herein on April 30, 2002 as described herein.

(f)

The Reporting Person acquired beneficial ownership of 1,043,821 of the Shares described herein on July 31, 2002 as described herein.

(g)

The Reporting Person acquired beneficial ownership of 154,670 of the Shares described herein on October 31, 2002 as described herein.

(h)

The  Reporting Person acquired beneficial ownership of 1,386,194 of the Shares described herein on January 30, 2003 as described herein.

(i)

The Reporting Person disposed of beneficial ownership of 5,631,146 of the Shares described herein on February 21, 2003.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 1 through 5 is hereby incorporated herein by reference.  Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2003

/s/ C. Lee Cooke, Jr. for John R. Bennett

by Power of Attorney dtd 10/21/02

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